SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

               Information to be Included in Statements Filed
              Pursuant to Rule 13d-1(a) and Amendments Thereto
                       Filed Pursuant to Rule 13d-2(a)

                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)

                         Tranz Rail Holdings Limited
                  ----------------------------------------
                              (Name of Issuer)


                               Ordinary Shares
                  ----------------------------------------
                       (Title of Class of Securities)


                                  894116102
                  ----------------------------------------
                               (CUSIP Number)

                            Thomas F. Power, Jr.
                    President and Chief Executive Officer
                Wisconsin Central Transportation Corporation
                      6250 North River Road, Suite 9000
                          Rosemont, Illinois  60018
                                847-318-4600
                  ----------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 9, 2000
                  ----------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [__]







   (1) NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Wisconsin Central Transportation Corporation
        I.D. No. 36-3541743

   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [ ]
        (b) [X]

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS


   (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                           [ ]

   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH:

   (7)  SOLE VOTING POWER:                                     28,684,918

   (8)  SHARED VOTING POWER:                                            0

   (9)  SOLE DISPOSITIVE POWER:                                28,684,918

   (10) SHARED DISPOSITIVE POWER:                                       0

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        28,684,918

   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:   [X]

   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         23.7%

   (14) TYPE OF REPORTING PERSON:   CO

   (1) NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Wisconsin Central International, Inc.
        I.D. No. 36-3902614

   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [ ]
        (b) [X]

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS


   (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):                                           [ ]

   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH:

   (7)  SOLE VOTING POWER:                                              0

   (8)  SHARED VOTING POWER:                                   28,684,918

   (9)  SOLE DISPOSITIVE POWER:                                         0

   (10) SHARED DISPOSITIVE POWER:                              28,684,918

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        28,684,918

   (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:   [X]

   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         23.7%

   (14) TYPE OF REPORTING PERSON:  CO

        This statement relates to ownership of Ordinary Shares of Tranz
   Rail Holdings Limited ("Tranz Rail") by Wisconsin Central Transportation Corporation ("Wisconsin Central") and one of its wholly owned subsidiaries. The ownership of these Shares, which was acquired prior to the time that Tranz Rail became subject to reporting under the Securities Exchange Act, was previously reported on a Schedule 13G. This Statement is being filed because the agreement with respect to the proposed sale of the Shares by Wisconsin Central, as described in Items 5 and 6, below, may be deemed to create a group of which Wisconsin Central and its subsidiary are members together with Pacific Rail Limited.

   Item 1.   Security and Issuer.

        This Statement relates to Ordinary Shares of Tranz Rail Holdings Limited ("Tranz Rail"), which is a limited liability company under the laws of New Zealand. American Depositary Shares, evidenced by American Depositary Receipts and each representing the right to receive three Ordinary Shares, are registered pursuant to
   Section 12(g) of the Securities Exchange Act. The address of the principal offices of Tranz Rail is Wellington Railway Station, Bunny Street, Wellington, New Zealand.

   Item 2.   Identity and Background.

        Subparagraphs (a), (b), and (c). This Statement is being filed by Wisconsin Central Transportation Corporation ("Wisconsin Central") and by its wholly owned subsidiary Wisconsin Central International, Inc. ("Wisconsin International"). Wisconsin Central owns railroads in the United States and Canada, and, through Wisconsin International, invests in railroads in other countries.

        The principal office and principal business address of Wisconsin Central and Wisconsin International are 6250 North River Road, Suite 9000, Rosemont, Illinois 60018.

        (d) During the last five years, neither Wisconsin Central nor Wisconsin International has been convicted in a criminal proceeding.

        (e) During the last five years, neither Wisconsin Central nor Wisconsin International is or was a party to any civil or administrative proceeding involving alleged violations of the securities laws.

        (f) Wisconsin Central and Wisconsin International are each Delaware corporations.

        The names, business addresses and principal occupations and other information called for by subparagraphs (a) through (f) of this Item 2 for each executive officer and director of Wisconsin Central and of Wisconsin International are set forth in Schedule I to this Statement.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Not applicable.

   Item 4.   Purpose of Transaction.

        Wisconsin Central and Wisconsin International acquired the 28,684,918 Ordinary Shares of Tranz Rail in the period 1993-1995, as a long-term investment.

        On November 3, 2000, Wisconsin Central announced that its Board of Directors is pursuing a full range of strategic alternatives to maximize shareholder value and that it has retained the investment banking firm of Goldman, Sachs & Co. to act as financial adviser to the Board in evaluating alternatives, including, but not limited to, sale of Wisconsin Central and divestiture of its international holdings.

        Consistent with that announcement, Wisconsin Central has engaged Deutsche Bank AG as financial adviser in connection with the sale of Wisconsin Central's Ordinary Shares in Tranz Rail. Deutsche Bank is also advising another Tranz Rail shareholder, Pacific Rail Limited ("Pacific Rail"), in relation to the sale of its shares in Tranz Rail. Because Deutsche Bank AG will market the Tranz Rail shares held by Wisconsin Central jointly with those held by Pacific Rail, Wisconsin Central (along with Wisconsin International) and Pacific Rail may be deemed to be a group with respect to the sale of such shares.

        Subject to market conditions and other factors, Wisconsin Central proposes to dispose of up to its entire ownership of Tranz Rail shares. There is no guarantee that such disposition will be effected or as to the price and other terms that will be obtained.

        If that disposition occurs, the following individuals, who are directors (and in the case of Mr. Wheeler, Chairman) of both Wisconsin Central and Tranz Rail, are likely, over a period of time yet to be determined, to cease to be directors of Tranz Rail: Robert H. Wheeler, Carl Ferenbach, Thomas F. Power, Jr. and Thomas W. Rissman.

        On or about October 10, 2000, Tranz Rail announced at its Annual General Meeting and in related press releases a series of restructurings to concentrate on its core freight operations.

        With the foregoing exceptions, Wisconsin Central and Wisconsin International and their directors and executive officers have no plans or proposals which relate to or would result in any of the types of events or changes described in paragraphs (a) through (j) of Item 4.

   Item 5.   Interest in Securities of the Issuer.

        (a) and (b)    Wisconsin Central (through Wisconsin
   International) is the owner of 28,684,918 Ordinary Shares of Tranz Rail, representing 23.7% of the 120,792,079 Ordinary Shares reported by Tranz Rail as outstanding at August 1, 2000. Wisconsin Central (through Wisconsin International) has sole power to vote or direct the vote and sole power to dispose or direct the disposition of those shares.

             Information regarding Ordinary Shares (or American
   Depositary Shares each representing three Ordinary Shares) of Tranz Rail held beneficially by any of the directors or executive officers of Wisconsin Central or Wisconsin International is set forth in
   Schedule I to this Statement.

             Based on information published by Tranz Rail, Wisconsin Central believes that Pacific Rail is the holder of 17,551,961 Tranz Rail Ordinary Shares, representing approximately 14.5% of the Tranz Rail shares outstanding at August 1, 2000.

        (c) There have been no transactions in the Tranz Rail Ordinary Shares (or in Tranz Rail American Depositary Shares), during the past 60 days by Wisconsin Central or Wisconsin International or any of the directors or executive officers of Wisconsin Central or Wisconsin International.

             Wisconsin Central does not know of any transactions in the Ordinary Shares or American Depositary Shares within the past 60 days by Pacific Rail.

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Wisconsin Central has engaged Deutsche Bank AG to act as financial adviser to Wisconsin Central in connection with the proposed sale of its Tranz Rail Ordinary Shares. Wisconsin Central understands that Pacific Rail has likewise engaged Deutsche Bank AG with respect to the proposed sale of its Tranz Rail Ordinary Shares. Deutsche Bank AG has advised that it intends to market jointly the Tranz Rail Ordinary Shares that may be sold by Wisconsin Central and those that may be sold by Pacific Rail. Wisconsin Central will pay fees and reimburse expenses of Deutsche Bank relating to the Tranz Rail Ordinary Shares that may be sold by Wisconsin Central and will reimburse one-half of Deutsche Bank's expenses related to the joint marketing.

   Item 7.   Material to be Filed as Exhibits.

        A.   Joint Filing Agreement, dated November 9, 2000.

        B. Engagement Letter Agreement between Deutsche Bank AG and Wisconsin Central Transportation Corporation dated 9
             November 2000.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    November 9, 2000

                                 Wisconsin Central Transportation
                                 Corporation



                                 By:       /s/ Thomas F. Power, Jr.
                                           -------------------------
                                 Name:     Thomas F. Power, Jr.
                                 Title:    President and Chief Executive
                                           Officer


                                 Wisconsin Central International, Inc.



                                 By:       /s/ Ronald G. Russ
                                           -------------------------
                                 Name:     Ronald G. Russ
                                 Title:    Executive Vice President and
                                           Chief Financial Officer

                                 SCHEDULE I

                    Information with Respect to Executive
                           Officers and Directors

        The following information is disclosed for each of the directors and executive officers of Wisconsin Central and Wisconsin
   International: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Wisconsin Central. Dr. Small is a citizen of New Zealand. Each other individual identified below is a citizen of the United States.

        To the knowledge of management of Wisconsin Central and Wisconsin International, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


   Directors of both Wisconsin Central and Wisconsin International
    ---------------------------------------------------------------

    Name                     Address                              Principal Occupation
    ----                     -------                              --------------------
    Robert H. Wheeler        Two Prudential Plaza                 Chairman of the Board of
                             180 North Stetson Avenue             Wisconsin Central, a non-
                             Suite 3125                           executive office
                             Chicago, Illinois  60601

    Carl Ferenbach           Berkshire Partners                   Managing Director of
                             One Boston Place                     Berkshire Partners LLC,
                             Suite 3300                           Boston, Massachusetts, a
                             Boston, Massachusetts  02108         private equity firm
                                                                  sponsoring and investing
                                                                  in acquisitions and
                                                                  recapitalizations

    Roland V. McPherson      Asset Acquisition &                  President of Asset
                             Management Company                   Acquisition and Management
                             10660 West 143rd Street              Corporation, a private
                             Suite E, Lower Level                 acquisition company
                             Orland Park, Illinois 60462-0157




    Name                     Address                              Principal Occupation
    ----                     -------                              --------------------

    Thomas F. Power, Jr.     Wisconsin Central                    President and Chief
                             Transportation Corporation           Executive Officer of
                             One O'Hare Centre                    Wisconsin Central
                             Suite 9000
                             6250 North River Road
                             Rosemont, Illinois  60018

    Thomas W. Rissman        McLachlan, Rissman & Doll            Member of the law firm of
                             676 North Michigan Avenue            McLachlan, Rissman & Doll
                             Suite 2800
                             Chicago, Illinois  60611

    A. Francis Small         Level 5                              Dr. Small retired as the
                             AXON House                           Managing Director of Tranz
                             1 Willeston Street                   Rail in May 2000 following
                             Wellington                           34 years of employment
                             New Zealand                          with Tranz Rail and its
                                                                  predecessors.



    Directors of Wisconsin Central who are not Directors of Wisconsin International
    -------------------------------------------------------------------------------

    Name                     Address                              Principal Occupation
    ----                     -------                              --------------------

    Thomas E. Evans          Collins & Aikman                     Chairman and Chief
                             5755 New King Court                  Executive Officer of
                             Troy, Michigan  48098                Collins & Aikman

    J. Reilly McCarren       Wisconsin Central                    President and Chief
                             Transportation Corporation           Executive Officer of
                             One O'Hare Centre                    Wisconsin Central's North
                             Suite 9000                           American operating
                             6250 North River Road                subsidiaries
                             Rosemont, Illinois 60018

    John W. Rowe             UNICOM Corporation                   Chairman, President and
                             One First National Plaza             Chief Executive Officer of
                             37th Floor                           Unicom Corporation in
                             Chicago, Illinois 60690              Chicago, Illinois





   Executive Officers
   ------------------

        The principal business address of each person listed below is Wisconsin Central Transportation Corporation, One O'Hare Centre, Suite 9000, 6250 North River Road, Rosemont, Illinois 60018.

                                                               Principal Occupation/
      Name                                             Position with Wisconsin Central
      ----                                             -------------------------------
      Thomas F. Power, Jr.             President and Chief Executive Officer

      J. Reilly McCarren               President and Chief Executive Officer of North American operating subsidiaries

      Ronald G. Russ                   Executive Vice President and Chief Financial Officer

      James E. Fisk                    Executive Vice President-Corporate Development

      John L. Bradshaw                 Vice President-Corporate Development

      Deborah M. Coady                 Vice President-Human Resources and Claims

      Janet H. Gilbert                 Vice President-General Counsel of North American operating subsidiaries

      Walter C. Kelly                  Vice President and Chief Accounting Officer

      Glenn J. Kerbs                   Vice President-Engineering of North American operating subsidiaries

      William R. Schauer               Vice President-Marketing of North American operating subsidiaries

      J. Edward Terbell                Vice President and General Manager of North American operating subsidiaries

      Robert F. Nadrowski              Vice President-Mechanical of North American operating subsidiaries

      Richard P. White                 Vice President-Corporate Development

      Marty J. Mickey                  Treasurer


                                                               Principal Occupation/
                    Name                               Position with Wisconsin International
                    ----                               -------------------------------------

      Thomas F. Power, Jr.             President and Chief Executive Officer

      Ronald G. Russ                   Executive Vice President and Chief Financial Officer

      James E. Fisk                    Executive Vice President-Corporate Development

      John L. Bradshaw                 Vice President-Corporate Development

      Marty J. Mickey                  Treasurer




        The following table sets forth the number of Tranz Rail Ordinary Shares (or their equivalent held in the form of American Depositary Receipts) that are beneficially owned by each of the directors and executive officers of Wisconsin Central and Wisconsin International:


                                                    % of Ordinary Shares
                              Number of Tranz Rail     Outstanding at
              Name              Ordinary Shares        August 1, 2000
              ----            --------------------   -------------------

    John L. Bradshaw                  -0-                     *
    Deborah M. Coady                  -0-                     *
    Thomas E. Evans                   -0-                     *
    Carl Ferenbach              6,375,733(1)(2)             5.3%
    James E. Fisk                     -0-                     *
    Janet H. Gilbert                  -0-                     *
    Walter C. Kelly                   -0-                     *
    Glenn J. Kerbs                    -0-                     *
    J. Reilly McCarren                -0-                     *
    Roland V. McPherson               500                     *
    Marty J. Mickey                   300                     *
    Robert F. Nadrowski               -0-                     *
    Thomas F. Power, Jr.           62,000(2)                  *
    Thomas W. Rissman              71,000(2)                  *
    John W. Rowe                      -0-                     *
    Ronald G. Russ                   76,999                   *
    William R. Schauer                -0-                     *
    A. Francis Small              1,103,599(3)                *
    J. Edward Terbell                 -0-                     *
    Robert H. Wheeler              62,000(2)                  *
    Richard P. White                488,649                   *

   (1)  Includes shares held by Berkshire Fund III, a Limited
        Partnership, and shares held by certain affiliates of Berkshire Partners as to which Mr. Ferenbach has been appointed attorney-in-fact. Mr. Ferenbach is a general partner of the partnership that is the general partner of Berkshire Fund III.

   (2)  Includes 50,000 Ordinary Shares subject to options.

   (3)  Includes 100,000 Ordinary Shares subject to options.

   *    Less than 1%.

                                  EXHIBIT A


                           Joint Filing Agreement

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Ordinary Shares of Tranz Rail and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of November, 2000.

                                 Wisconsin Central Transportation
                                 Corporation



                                 By:       /s/ Thomas F. Power, Jr.
                                           ----------------------------
                                 Name:     Thomas F. Power, Jr.
                                 Title:    President and Chief Executive
                                           Officer


                                 Wisconsin Central International, Inc.



                                 By:       /s/ Ronald G. Russ
                                           ----------------------------
                                 Name:     Ronald G. Russ
                                 Title:    Executive Vice President and
                                           Chief Financial Officer


                                                              EXHIBIT B

                            DEUTSCHE BANK    [LOGO]

                            Deutsche Bank AG
                            Investment Banking
                            PO Box 6900, Wellesley Street, Auckland
                            Level 6, Price Waterhouse Centre
                            66 Wyndham Street, Auckland
                            New Zealand

                            Tel:      64 9 351 1000
                            Fax:      64 9 351 1853

                            Direct:   64 9 351 1509

   Strictly Private & Confidential


   9 November 2000

   Mr Thomas Power Jr
   President and Chief Executive Officer
   Wisconsin Central Transportation Corporation


   By facsimile 00 847 318 4628

   Dear Sir:

   Appointment to act as Adviser in the sale of shares in Tranz Rail Holdings Limited ("the Assignment").

   This letter confirms the appointment of Deutsche Bank AG ("Deutsche Bank" or the "Adviser") as financial adviser to Wisconsin Central Transportation Corporation ("Wisconsin" or "the Company") in the sale of its shares in Tranz Rail Holdings Limited ("Tranz Rail").

   Wisconsin acknowledges that Deutsche Bank is also advising Pacific Rail Limited ("Pacific Rail") in relation to the sale of its shares in Tranz Rail and will market the shares jointly.

   Deutsche Bank acknowledges that the Company has exclusively engaged Goldman, Sachs & Co. (pursuant to a separate letter agreement) as financial advisor with respect to (i) the consent solicitation being conducted by certain shareholders of the Company and (ii) the

    _____________________________________________________________________
        Deutsche Bank AG is incorporated with limited liability in Frankfurt am Main HRB 30 000, District Court of Frankfurt am Main, Federal Republic of Germany, Chairman of the
        Supervisory Board:  Hilmar Kopper Board of Managing
        Directors: Josef Ackermann, Carl L von Boehm-Bozing, Rolf-E Brauer, Thomas R Rischer, Tessen von Heydebreck, Hermann-
        Josef Lambero, Edson Mitchell, Michael Philipp



   Company's analysis and consideration of various financial alternatives available to it, which may include, without limitation, the acquisition by another party of all or a portion of the Company's stock or assets and potential financial restructurings or recapitalizations.

   This letter outlines the Adviser's basis of assignment including our role, the project team, basis of remuneration and other matters that relate to this assignment.

   1.   Scope of work

   Deutsche Bank will:

   * Assist Wisconsin to develop a strategy for the sale of its shares in Tranz Rail.

   *    Undertake a valuation of Wisconsin's interest in Tranz Rail.

   * Act as Project Manager for the divestment, including co-ordination of other advisers.

   The nature and extent of the remaining tasks will depend upon the sale strategy recommended but may encompass:

   *    Information memorandum preparation

   *    Identification of potential buyers

   *    Assistance with preparation of Management presentations

   *    Co-ordination of OIC application process

   * Co-ordination of the due diligence process (including preparation)

   *    Advice on selection of the preferred party; and

   *    Advice on negotiation strategy.

   2.   Deutsche Bank Team

   Deutsche Bank has selected a team of executives for this assignment based on their expertise, experience and knowledge relevant to the particular aspects to this assignment. The core members of the team are:

   * Scott Perkins - Chief Executive Officer, Head of New Zealand Investment Banking

   *    Steve Greenwood - Director, Investment Banking

   *    Mary MacLeod - Vice President

   *    Troy Mackie - Manager


   The Adviser undertakes to make the core team available when reasonably required for the duration of the assignment, subject to staff changes as a result of termination of employment, illness, leave or international staff transfers. Other members of the Adviser's firm, with international expertise in key business areas, will supplement this core team as required.

   3.   Remuneration

   In consideration for Deutsche Bank's services as set out in this letter, the Company agrees to pay Deutsche Bank its customary fees and expenses.

   Expenses

   The Company will reimburse all reasonable out-of-pocket expenses incurred by Deutsche Bank in carrying out this assignment to the extent that they relate solely to the Company and one half of all such expenses incurred by Deutsche Bank to the extent that they relate to the joint marketing of the Tranz Rail shares. These costs will include (but are not limited to) communications, couriers, travel and accommodation.

   If required, Deutsche Bank will substantiate all out-of-pocket costs and expenses by reasonable documentary evidence that is satisfactory to the Company. Deutsche Bank will obtain the Company's approval prior to incurring any individual expense greater than $5,000.

   4.   Payment

   All payments to be made by the Company to Deutsche Bank under this assignment must be made in New Zealand dollars to such bank account in New Zealand as Deutsche Bank advises the Company. All payments to be made by the Company must be made free and clear of any set-off, counterclaim, withholding or other deduction such that the net amount received by Deutsche Bank is the same as the gross amount payable as if no withholding or deduction has been made.

   If the Company is required by applicable law to make any withholding or deduction on account of taxes with respect to any amount payable by it under this assignment, it must promptly deliver to Deutsche Bank all tax receipts evidencing payment of all such taxes withheld or deducted. In addition, the Company shall bear all applicable taxes (other than income tax on Deutsche Bank's overall net income) and duties and related penalties of any kind, including, without limitation, all value-added, goods and services or other similar tax associated with the performance of Deutsche Bank's services under this assignment.

   5.   Financial Models

   If Deutsche Bank is required to prepare a financial model for the Company in connection with the assignment, the model will be subject to the assumptions notified at the time of delivery to the Company. If the financial model is disclosed to any third party Wisconsin will ensure that the third party is aware of Deutsche Bank's standard conditions for providing financial models to third parties.



   6.   Potential Conflicts of Interest

   The Company acknowledges that Deutsche Bank is a full service global financial institution involved in commercial banking, investment banking, capital markets activities and other financial activities of all kinds (including without limitation, investment management, corporate finance and securities issuing, trading and research) out of which conflicts of interest and duties may arise. Also from time to time, Deutsche Bank or its affiliates may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies which may be the subject of the transactions contemplated by this assignment.

   By accepting the terms of this assignment, the Company acknowledges and accepts the potential conflicts of interest that may arise. Both Deutsche Bank and the Company agree to work together in good faith to resolve such issues if they arise during the course of this assignment.

   The Company acknowledges that Deutsche Bank has recently completed an advisory assignment for Tranz Rail in relation to the sale of its Auckland corridor. The parties agree that this does not constitute a conflict of interest. Deutsche Bank has advised Tranz Rail of this assignment and Tranz Rail concurs that this does not constitute a conflict.

   7.   Confidential Information

   During the course of implementing this assignment, the parties may have access to financial information, trade secrets and confidential know-how which is supplied by one party or developed by or on behalf of the other party, which information is non-public, confidential or proprietary and identified as such ("Information").

   The parties agree to keep the Information confidential and not to disclose the Information to third parties without the prior written consent of the party who has supplied, had control of or developed the Information.

   A party may disclose Information only to those of its officers and employees who have a need to know (and only to the extent that each has a need to know), provided those persons have been directed by the disclosing party to keep the Information confidential on terms consistent with this paragraph. Specifically, Deutsche Bank will not disclose Information to any employee involved in the trading of equities without the prior written consent of the Company.

   The obligations of confidentiality set out in this clause do not extend to information that (whether before or after the date of acceptance of this letter):



   (a) is in the receiving party's possession without actual or constructive knowledge of an obligation of confidentiality with respect to that information at or prior to the time of disclosure;

   (b) is public knowledge (otherwise than as a result of a breach of this paragraph); or

   (c)  is required by law to be disclosed.

   The obligations in this clause survive termination of this assignment.

   The Company acknowledges that neither Deutsche Bank nor any of its affiliates will have any duty to disclose to the Company any information which comes to their notice in the course of carrying on any other business or as a result of or in connection with the provision of services to other persons. The Company accepts that Deutsche Bank and its head office, other branches and affiliates may be prohibited from disclosing, or it may be inappropriate for Deutsche Bank and its affiliates to disclose, such information to the Company.

   8.   Confirmation and Undertakings

   The Company confirms and undertakes to Deutsche Bank that:

   (a)  it is the responsibility of the Company to satisfy itself as to:

        (i) the accounting classification, taxation and stamp duty consequences of any transaction contemplated by or during the course of this assignment;

        (ii) the validity, sufficiency, due execution and enforceability of all agreements entered into with respect to any such transaction; and

        (iii) its compliance with all applicable legal and regulatory provisions in relation to this assignment and any such transaction,

        the Company acknowledges that its legal and accounting advisers are primarily responsible for advising on these matters;

   (b) subject to any fiduciary or confidentiality obligations of the Company, the Company will provide Deutsche Bank with such information as Deutsche Bank may reasonably request in connection with the performance by Deutsche Bank of its services under this assignment;

   (c) all such information which the Company supplies to Deutsche Bank will to the Company's reasonable belief be true, complete and accurate in all respects and not misleading and Deutsche Bank shall be entitled to rely upon the accuracy and completeness of all such information without independent verification;



   (d) Deutsche Bank does not assume responsibility for, or for independently verifying, the accuracy or completeness of such information;

   (e) subject to any fiduciary or confidentiality obligations of the Company, the Company must continue to inform Deutsche Bank of any material developments or changes to such information during the term of Deutsche Bank's assignment;

   (f) all forecasts, statements of opinion or expectations supplied to Deutsche Bank have been or will be made after due and careful enquiry and were or will be based on reasonable assumptions;

   (g) the Company will, at its own expense, engage such legal, accounting and other advisers as may be required in connection with the assignment and agrees that, subject to client attorney privilege, the substance of all material advice received from such advisers will be made known to Deutsche Bank to enable Deutsche Bank to perform its services under this assignment;

   (h) subject to any fiduciary or confidentiality obligations of the Company, the Company will provide Deutsche Bank with reasonable access to the Company's directors, officers, employees, legal and accounting advisers and other relevant persons for the purpose of performing the services under this assignment;

   (i) the Company will comply with all applicable laws and regulations in relation to the assignment; and

   (j) except as may be required by law or by any relevant regulatory authority, no advice rendered by Deutsche Bank to the Company in connection with this assignment will be disclosed or quoted, nor will any of that advice be referred to in any report, document, press release, public statement, or other communication by the Company or any corporation controlling, controlled by, or under the control of or affiliated with the Company or any director, employee or agent of the Company or any of those entities without Deutsche Bank's prior written consent.

   The Company represents and warrants to Deutsche Bank that this assignment is legally valid and binding on the Company and enforceable against it in accordance with its terms and the execution of this letter has been duly authorised and approved and all necessary corporate and other actions required to be taken by the Company have been taken.

   9.   Indemnity and Release

   The Company indemnifies Deutsche Bank, each of its related bodies corporate and their respective directors, employees and agents
   ("Deutsche Bank Group") and agrees to hold the Deutsche Bank Group harmless from and against:

   (a) all actions, claims, demands or proceedings which may be instituted against; and


   (b) all liabilities, losses, damages, costs and expenses (including reasonable legal costs and expenses) which may be suffered or incurred by,

   any member of the Deutsche Bank Group in connection with or arising out of this assignment or any transaction contemplated by or during the course of this assignment.

   This indemnity extends to the reasonable cost of investigating, preparing for or defending any actions, claims, demands or proceedings and any threatened litigation whether or not any member of the Deutsche Bank Group is a party to those actions, claims, demands, proceedings or threatened litigation.

   The Company will not be responsible for any liabilities, losses, damages, costs or expenses to the extent to which they result from wilful default, negligence or breach of law on the part of the Deutsche Bank Group.

   The Company agrees that the Deutsche Bank Group will not be liable (whether directly or indirectly in contract or tort or otherwise) to the Company or any of its related bodies corporate or their respective officers and agents for or in connection with this assignment or any transaction contemplated by or during this assignment, except to the extent that such liability arises directly from the willful default, negligence or breach of law of the Deutsche Bank Group.

   Deutsche Bank receives the benefit of this clause for itself and as agent for the other members of the Deutsche Bank Group. The indemnity and other rights and obligations in this clause extend to the maximum extent permitted by law and remain in full force and effect notwithstanding termination (for whatever cause) of this assignment.

   The benefit of this clause is intended to extend to the related bodies corporate of Deutsche Bank and each of their directors, employees and agents and to be enforceable by them pursuant to the Contracts
   (Privity) Act 1982.

   10.  Announcements

   Deutsche Bank shall not make any announcements about this assignment or the matters or transactions surrounding it without the Company's prior written consent.

   11.  Termination

   The Company may, by 10 days' written notice, terminate this mandate at any time.

   Termination will not release the Company from any of its payment obligations accrued up to termination.

   After the date of termination, Deutsche Bank will continue to be entitled to the success fee specified in paragraph 3, if Deutsche Bank provided advisory services and the Company completes the Assignment within a period of 12 months from the date of termination.

   12.  Entire Understanding and Variation

   This letter constitutes the entire agreement between the parties with respect to the assignment and supersedes all prior agreements and understanding in any form, written or oral, between the parties with respect to the assignment, unless expressly agreed otherwise by the parties. The terms of this letter may not be amended or modified except in writing signed by each of the parties.

   13.  Governing Law

   This assignment is governed by and construed in accordance with the laws in force in New Zealand. Both parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of New Zealand.

   We trust that these arrangements are acceptable to you. If so, would you please indicate your acceptance by signing a copy of this letter and returning an original to us.

   We look forward to working with you towards the successful conclusion to the assignment.


   Yours sincerely

   Deutsche Bank AG


   /s/ Steve Greenwood                         /s/ Mary MacLeod
   ----------------------------               ---------------------------
   Steve Greenwood                                           Mary MacLeod
   Director                                                Vice President
   Investment Banking                                  Investment Banking


   Accepted for and on behalf of Wisconsin Central Transportation
   Corporation


   Signature:          /s/ Thomas F. Power, Jr.

   Title:              President and Chief Executive Officer

   Date:               November 9, 2000